Exhibit 99.1



NEWS RELEASE

Media Contact: Doug Kline
                   Sempra Energy
                   (877) 866-2066
                   www.sempra.com

Financial Contact: Glen Donovan
                    Sempra Energy
                    (877) 736-7727
                    investor@sempra.com

SEMPRA ENERGY'S FIRST-QUARTER 2009 EARNINGS PER SHARE RISE 40 PERCENT

SAN DIEGO, May 5, 2009 – Boosted by improved results in nearly all of its operations, Sempra Energy (NYSE: SRE) today reported first-quarter 2009 earnings of $316 million, or $1.29 per diluted share, an increase of 40 percent per share over first-quarter 2008 earnings of $242 million, or $0.92 per diluted share.

"We had an outstanding first quarter – a solid step toward meeting our 2009 financial objectives," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "In a tough economy, our businesses are continuing to grow and build long-term value for our shareholders."

SUBSIDIARY OPERATING RESULTS

San Diego Gas & Electric

First-quarter earnings for San Diego Gas & Electric (SDG&E) rose to $99 million in 2009 from $74 million in 2008. Earnings were higher primarily due to the favorable impact of SDG&E's rate case, which was approved by the California Public Utilities Commission and went into effect in the third quarter 2008. This improvement was partially offset by a favorable resolution in 2008 of prior-year's income-tax issues.

-more-

In March, SDG&E expanded the roll-out of smart meters for its 1.4 million customers. The new digital meters will allow two-way communications between SDG&E and its customers, increasing operational efficiency and giving customers more information with which to manage their energy usage. All of the new meters are expected to be installed by the end of 2011.

Southern California Gas Co.

Earnings for Southern California Gas Co. (SoCalGas) in the first quarter 2009 were $59 million, compared with $57 million in the prior-year's quarter.

RBS Sempra Commodities

First-quarter earnings from Sempra Energy's commodity operations nearly doubled in 2009 to $114 million. During the most recent quarter, the RBS Sempra Commodities joint venture benefited from improved results in natural gas and oil marketing. First-quarter 2008 results of $59 million represented 100 percent of the earnings of Sempra Energy's commodities-marketing business prior to the formation of the joint venture and reflected a $17 million write-down related to a credit issue with a counterparty.

Sempra Generation

Sempra Generation's earnings were $43 million in the first quarter 2009, compared with $45 million in last year's first quarter.

On April 15, Sempra Generation announced its intention to construct a new 48-megawatt (MW) expansion of its existing 10-MW photovoltaic power-generation facility near Las Vegas. The combined 58-MW installation would become the largest operational photovoltaic solar-power facility in North America. Construction will commence after Sempra Generation contracts with customers for the facility's power output.

Sempra Pipelines & Storage

First-quarter earnings for Sempra Pipelines & Storage rose 42 percent to $37 million in 2009 from $26 million in 2008, due primarily to increased contributions from its Mexico pipeline operations and Mobile Gas, offset by the negative effect of foreign currency exchange rates. Mobile Gas typically reports its highest earnings in the first quarter, when heating demand is stronger due to colder weather.

-more-

Sempra LNG

Sempra LNG recorded a loss of $7 million in the first quarter 2009, compared with a loss of $9 million in last year's first quarter.

INTERNET BROADCAST

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 8962347.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2008 revenues of nearly $11 billion. The Sempra Energy companies' 13,600 employees serve about 29 million consumers worldwide.

Complete financial tables, including earnings information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/1Q2009.pdf.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or discussions of strategies, plans or intentions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, and other regulatory and governmental bodies in the United States, the United Kingdom and other countries; capital market conditions and inflation, interest and exchange rates; energy and trading markets, including the timing and extent of changes and volatility in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the Securities and Exchange Commission. These reports are available through the IDEA system without charge at the SEC's Web site, www.sec.gov and on the company's Web site, at www.sempra.com.

Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not regulated by the California Public Utilities Commission.

###

SEMPRA ENERGY
Table A

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,	
(Dollars in millions, except per share amounts)	2009	2008*
	(unaudited)	
REVENUES		
Sempra Utilities	$ 1,642	$ 2,290
Sempra Global and parent	466	980
Total revenues	2,108	3,270
EXPENSES AND OTHER INCOME		
Sempra Utilities:		
Cost of natural gas	(540)	(1,235)
Cost of electric fuel and purchased power	(171)	(163)
Sempra Global and parent:		
Cost of natural gas, electric fuel and purchased power	(268)	(409)
Other cost of sales	(17)	(136)
Operation and maintenance	(516)	(698)
Depreciation and amortization	(183)	(175)
Franchise fees and other taxes	(82)	(83)
Equity earnings:		
RBS Sempra Commodities LLP	153	-
Other	7	6
Other income, net	3	19
Interest income	6	14
Interest expense	(82)	(60)
Income before income taxes and equity earnings of certain		
unconsolidated subsidiaries	418	350
Income tax expense	(109)	(127)
Equity earnings, net of income tax	16	21
Net income	325	244
Earnings attributable to noncontrolling interests	(7)	-
Preferred dividends of subsidiaries	(2)	(2)
Earnings	$ 316	$ 242
Basic earnings per common share	$ 1.31	$ 0.94
Weighted-average number of shares outstanding, basic (thousands)	241,766	258,624
Diluted earnings per common share	$ 1.29	$ 0.92
Weighted-average number of shares outstanding, diluted (thousands)	245,017	262,671
Dividends declared per share of common stock	$ 0.39	$ 0.32

* As adjusted for the retrospective adoption of SFAS 160.

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	March 31, 2009		December 31, 2008*	
		(unaudited)		
Assets				
Current assets:				
Cash and cash equivalents	$	720	$	331
Short-term investments		176		176
Restricted cash		27		27
Accounts receivable, net		882		981
Income taxes receivable		2		195
Deferred income taxes		48		31
Inventories		150		320
Regulatory assets		122		121
Fixed-price contracts and other derivatives		123		160
Insurance receivable related to wildfire litigation		900		-
Other		177		134
Total current assets		3,327		2,476
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		263		264
Regulatory assets arising from pension and other postretirement benefit obligations		1,210		1,188
Other regulatory assets		543		534
Nuclear decommissioning trusts		537		577
Investment in RBS Sempra Commodities LLP		1,958		2,082
Other investments		1,228		1,166
Goodwill and other intangible assets		531		539
Sundry		529		709
Total investments and other assets		6,799		7,059
Property, plant and equipment, net		17,208		16,865
Total assets	$	27,334	$	26,400
Liabilities and Equity				
Current liabilities:				
Short-term debt	$	426	$	503
Accounts payable		622		856
Due to unconsolidated affiliates		31		38
Dividends and interest payable		187		156
Accrued compensation and benefits		146		280
Regulatory balancing accounts, net		609		335
Current portion of long-term debt		921		410
Fixed-price contracts and other derivatives		196		180
Customer deposits		159		170
Reserve for wildfire litigation		900		-
Other		703		684
Total current liabilities		4,900		3,612
Long-term debt		6,044		6,544
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		102		102
Customer advances for construction		153		155
Pension and other postretirement benefit obligations, net of plan assets		1,508		1,487
Deferred income taxes		944		946
Deferred investment tax credits		55		57
Regulatory liabilities arising from removal obligations		2,402		2,430
Asset retirement obligations		1,177		1,159
Other regulatory liabilities		216		219
Fixed-price contracts and other derivatives		366		392
Deferred credits and other		875		909
Total deferred credits and other liabilities		7,798		7,856
Preferred stock of subsidiary		79		79
Total Sempra Energy shareholders' equity		8,247		7,969
Preferred stock of subsidiaries		100		100
Other noncontrolling interests		166		240
Total equity		8,513		8,309
Total liabilities and equity	$	27,334	$	26,400

* As adjusted for the retrospective adoption of SFAS 160.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Three months ended March 31,	
(Dollars in millions)	2009	2008*
	(unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 325	$ 244
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	183	175
Deferred income taxes and investment tax credits	(29)	(58)
Equity earnings	(176)	(27)
Other	49	32
Net changes in other working capital components	491	390
Distribution from RBS Sempra Commodities LLP	305	--
Changes in other assets	10	(3)
Changes in other liabilities	(19)	(22)
Net cash provided by operating activities	1,139	731
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(492)	(544)
Proceeds from sale of assets	--	10
Expenditures for investments	(25)	(579)
Distributions from investments	5	4
Purchases of nuclear decommissioning and other trust assets	(45)	(134)
Proceeds from sales by nuclear decommissioning and other trusts	42	135
Other	(7)	(1)
Net cash used in investing activities	(522)	(1,109)
Cash Flows from Financing Activities:		
Common dividends paid	(86)	(82)
Preferred dividends paid by subsidiaries	(2)	(2)
Issuances of common stock	10	4
Repurchases of common stock	--	(2)
(Decrease) increase in short-term debt, net	(77)	566
Issuances of long-term debt	22	52
Payments on long-term debt	(6)	(10)
Purchase of noncontrolling interest	(94)	--
Other	5	(10)
Net cash (used in) provided by financing activities	(228)	516
Increase in cash and cash equivalents	389	138
Cash and cash equivalents, January 1	331	668
Cash and cash equivalents, March 31	$ 720	$ 806

* As adjusted for the retrospective adoption of SFAS 160.

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS

(Dollars in millions)	Three months ended March 31, 2009		Three months ended March 31, 2008	
	(unaudited)			
Earnings (Losses)				
San Diego Gas & Electric	$	99	$	74
Southern California Gas		59		57
Sempra Commodities[1]		114		59
Sempra Generation		43		45
Sempra Pipelines & Storage		37		26
Sempra LNG		(7)		(9)
Parent & Other		(29)		(10)
Earnings	$	316	$	242

[1] Results for 2009 include the company's portion of RBS Sempra Commodities' joint venture earnings and interest, income taxes, cost allocations and other items associated with the joint venture. Results for 2008 include 100% of the commodities-marketing businesses. Both 2009 and 2008 include the results of Sempra Rockies Marketing.

(Dollars in millions)	Three months ended March 31, 2009		Three months ended March 31, 2008	
	(unaudited)			
Capital Expenditures and Investments				
San Diego Gas & Electric	$	229	$	471 [1]
Southern California Gas		112		116
Sempra Commodities		-		37
Sempra Generation		3		11
Sempra Pipelines & Storage		101		209
Sempra LNG		71		97
Parent & Other		1		182 [1]
Consolidated Capital Expenditures and Investments	$	517	$	1,123

[1] Purchases of industrial development bonds for SDG&E and Parent & Other were $236 and $177, respectively, in the three months ended March 31, 2008.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended March 31,			
SEMPRA UTILITIES	2009		2008	
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$	730	$	742
SoCalGas (excludes intercompany sales)	$	912	$	1,548
Gas Sales (bcf)		131		144
Transportation and Exchange (bcf)		128		138
Total Deliveries (bcf)		259		282
Total Gas Customers (Thousands)		6,582		6,543
Electric Sales (Millions of kWhs)		4,164		4,275
Direct Access (Millions of kWhs)		740		765
Total Deliveries (Millions of kWhs)		4,904		5,040
Total Electric Customers (Thousands)		1,373		1,366

SEMPRA GENERATION		
Power Sold (Millions of kWhs)	5,727	5,612

SEMPRA PIPELINES & STORAGE

(Represents 100% of the distribution operations of these subsidiaries, although subsidiaries in Argentina, Chile and Peru are not 100% owned by Sempra Energy. These subsidiaries are not consolidated within Sempra Energy and the related investments are accounted for under the equity method).

Natural Gas Sales (bcf)			
Argentina	65	71	
Mexico	5	5	
Mobile Gas	9	-	*
Natural Gas Customers (Thousands)			
Argentina	1,680	1,613	
Mexico	94	95	
Mobile Gas	94	-	*
Electric Sales (Millions of kWhs)			
Peru	1,393	1,362	
Chile	677	664	
Electric Customers (Thousands)			
Peru	845	815	
Chile	566	553	

* Mobile Gas was acquired in October 2008.

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three months ended March 31, 2009, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represent the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics
(in millions of US dollars)

RBS Sempra Commodities LLP - Joint Venture level margin*		Three months ended March 31, 2009
Geographical:		
North America	$	252
Europe/Asia		102
Total	$	354
Product Line:		
Oil - Crude & Products	$	123
Power		93
Natural Gas		78
Metals		54
Other		6
Total	$	354

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

Financial Information
(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended March 31, 2009			
	Joint Venture Total		Sempra Share**	
Fee income and trading revenue, net of selling costs	$	354		
Operating and other expenses		(200)		
Joint Venture distributable income	$	154		
Preferred return on capital	$	77	$	59
1st allocation - 70% Sempra / 30% RBS***		77		55
2nd allocation - 30% Sempra / 70% RBS		-		-
Distributable income	$	154	$	114

Sempra Commodities Earnings

(in millions of US dollars)		Three months ended March 31, 2009
Sempra share of distributable income - IFRS basis	$	114
U.S. GAAP conversion impact		39
Sempra equity earnings before income taxes - U.S. GAAP basis		153
Income tax expense		(37)
Sempra equity earnings from RBS Sempra Commodities LLP		116
Other segment activity		(2)
Sempra Commodities earnings	$	114

** After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis.

*** Includes certain transition costs specifically allocated to Sempra and RBS.